Exhibit 99.13

PRESS RELEASE

Jeunes Agriculteurs and TotalEnergies Strengthen Their
Partnership for the Energy Transition of the Agricultural World

•	TotalEnergies and Jeunes Agricuteurs have been partners for 40 years.
•	A strengthened partnership to jointly leverage the energy transition.

Paris, February 26, 2025 – TotalEnergies and Jeunes Agriculteurs (JA) announce the signing of a cooperation protocol aimed at supporting young farmers in the energy transition, thus contributing to the sustainability of their farming activities and attracting younger generations to agriculture.

Since 1986, TotalEnergies has partnered with Jeunes Agriculteurs through its involvement as a founding member of the "Terres Innovantes" endowment fund and as a premium partner of "Terres de JIM," an annual event that promotes and enhances the farming profession. The new cooperation framework signed today between TotalEnergies and Jeunes Agriculteurs covers the following areas:

•	The development of sustainable energy solutions adapted to farms and agricultural sectors (biogas, agrivoltaics).
•	Supporting young farmers in implementing more energy-efficient practices.
•	Technological innovation through the implementation of pilot agri-energy projects and their experimental monitoring.
•	Financing energy transition projects that comply with the plans and future contracts developed by Jeunes Agriculteurs.

TotalEnergies and Jeunes Agriculteurs share a common desire to provide solutions and tools adapted to the challenges and needs of farmers. This will be reflected in collaboration between their teams through working groups, meetings, and experience sharing.

"I am delighted to celebrate nearly 40 years of TotalEnergies' commitment to the French agricultural sector and to deepen our partnership with Jeunes Agriculteurs today. Facing the challenge of the energy transition, but also the opportunities it offers, our goal is to support young farmers in developing concrete solutions such as agrivoltaics, which protect crops while providing additional income for farmers. By combining agriculture and energy production on farms, our two sectors are concretely contributing to the French energy transition," said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

"Jeunes Agriculteurs is a union of work and solutions fully committed to helping new generations face climatic, economic, demographic, and energy challenges. Alone we are a spur. Accompanied, we are in a position to build a more sustainable future, respectful of the nourishing vocation of farms and securing their economic sustainability. Through the strength of our network, while remaining faithful to our values and historical partners, such as TotalEnergies, we want to accelerate this movement alongside the continent's key institutions and companies," said Pierrick Horel, President of Jeunes Agriculteurs.

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About Jeunes Agriculteurs

Founded in 1957, Jeunes Agriculteurs is the only professional union composed exclusively of young people under the age of 38. Apolitical and independent, the union represents 50,000 farmers from all types of production. Distributed across 14 regional structures and 95 departmental structures, Young Farmers aims to defend the interests of young farmers and promote access to the farming profession to ensure generational renewal in agriculture.

Jeunes Agriculteurs Contacts

Etienne Leray – Conseiller relations presse et communication digitale : eleray@jeunes-agriculteurs.fr Thomas Debrix D’Aietti – Responsable du service communication et affaires publiques : tdebrix@jeunes-agriculteurs.fr

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).